Mail Stop 4561

February 29, 2008

Mr. Gordon M. Nixon
President and Chief Executive Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Cananda M5J2J5

> **Re:** **Royal Bank of Canada**
> **Form 40-F for Fiscal Year Ended October 31, 2007**
> **Filed November 30, 2007**
> **File No. 001-13928**

Dear Mr. Nixon:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Fourth Quarter 2007 Performance, page 52

1. We note in October 2007 you recognized a charge of $357 million before-tax consisting of write downs on the fair value of your direct holdings of U.S. subprime RMBS and CDOs of ABS and related credit default swaps. As of

January 30, 2008, you announced that you will write down an additional amount related to your exposure to a U.S. Bond insurer during the quarter ended January 31, 2008.  Please address the following in your future filings:

- Clearly disclose the specific events that occurred or circumstances that changed during the quarter ended January 31, 2008 that led to the conclusion to write down the additional amount in January 2008.

- Clearly disclose how you determined the amount of the write down.

- Clearly identify the nature of the events and instruments which triggered the write down.

- Disclose the nature of your investment or interest in those instruments.

- Disclose the extent of any additional exposure (on or off balance sheet) to the parties and instruments involved.  Separately identify your exposure to this single monoline bond insurer as well as your overall exposure to other monoline bond insurers.  Identify any concentrations in your exposures.

Note 30 – Results By Business and Geographic Segment, Page 162

2. We note your disclosure that you recognized a $326 million gain with respect to the worldwide restructuring of Visa based on the fair value of shares of Visa, Inc. that you received on October 3, 2007.  Please address the following separately for each U.S. and Canadian GAAP as applicable:

- Tell us how you previously accounted for your membership interests in Visa Canada and Visa International prior to the restructuring.

- Tell us how you determined the fair value of shares of Visa, Inc. received in the absence of an active market for these shares.  Please provide us with a comprehensive response which includes the key assumptions made and valuation models employed.

- To the extent your accounting for these events under Canadian GAAP differed from your accounting for them under U.S. GAAP, tell us how such differences are reflected in Note 31.

- Tell us how you determined that gain recognition was appropriate under U.S. GAAP.

*       *       *

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kevin W. Vaughn
Accounting Branch Chief